UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 28, 2018
(Date of earliest event reported)

Alzamend Neuro, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of
Incorporation or Organization)

50 W. Broadway, Suite #300, Salt Lake City, UT 84101
(Full mailing address of principal executive offices)

(949) 346-5822
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, par value 0.0001 per share

ltem 9.  Other Events

As of June 28, 2018, (the “Effective Date”), the Board of Directors of the Corporation (the “Board”) duly adopted, by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, a resolution setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and recommending said amendment to the stockholders of the Corporation for consideration thereof. In accordance with Section 228 of the General Corporation Law of the State of Delaware, shareholders of the Corporation holding the necessary number of shares as required by statute adopted and approved the amendment by written consent and that said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware. In accordance with the unanimous written consent of the Board, the Fourth Article of the Corporation’s Certificate of Incorporation was amended by adding the following section to the end of the Fourth Article to read as follows, subject to compliance with applicable law:

the issued shares of Common Stock, with a par value of $0.0001 per share (“Old Common Stock”), outstanding or held as treasury shares as of the close of business on the Effective Date, shall automatically without any action on the part of the holders of the Old Common Stock be reverse split (the “Split”) on a one-for-four basis so that four (4) shares of Old Common Stock shall be converted into and reconstituted as one (1) share of Common Stock, with a par value of $0.0001 per share (“New Common Stock”). In lieu of issuing fractional shares as a result of the Reverse Split, the Corporation will round up to the next whole share of the Common Stock. Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Old Common Stock (the “Old Certificates”) shall, from and after the Effective Date, be entitled to receive a certificate or certificates (the “New Certificates”) representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates are reclassified under the terms hereof. Until surrender, each Old Certificate will continue to be valid and represent New Common Stock equal to one-fourth the number of shares of Old Common Stock including any fractional shares. Prior to the Effective Date, there are 197,114,804 issued and outstanding shares of Old Common Stock and 102,885,196 authorized but unissued shares of Common Stock. On the Effective Date, there will be 49,278,701 issued and outstanding shares of New Common Stock and 250,721,299 authorized but unissued shares of New Common Stock. The 197,114,804 shares of Old Common Stock are hereby changed into 49,278,701 shares of New
Common Stock at the rate of one-for-four.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Alzamend Neuro Inc.

By: /s/	Philip Mansour, President and CEO
(Signature and Title)

Date:  June 28, 2018